

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2015

Via E-mail
Mr. Richard A. Burnett
Chief Financial Officer
EXCO Resources, Inc.
12377 Merit Drive, Suite 1700
Dallas, TX 75251

     Re: **EXCO Resources, Inc.**
            Form 10-K for the Fiscal Year ended December 31, 2014
            Filed February 25, 2015
            File No. 1-32743

Dear Mr. Burnett:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Karl Hiller

                      Karl Hiller
                      Branch Chief